

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2014

Via E-mail
J. Scott Sitra
President and Chief Executive Officer
Blue Water Global Group, Inc.
202 Osmanthus Way
Canton, GA 30114

> **Re:** **Blue Water Global Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 17, 2014**
> **File No. 333-200306**

Dear Mr. Sitra:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please identify ACAP Financial, Inc. as an underwriter on the prospectus cover page and clarify your disclosure in the plan of distribution section on page 21 that the placement agent is, rather than may be deemed, an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Please also file the Placement Agent Agreement as an exhibit.

Use of Proceeds, page 20

2. Please disclose the amount of net proceeds that you currently intend to use for each purpose identified, and quantify how you will allocate the proceeds assuming that you sell 25%, 50%, 75%, and 100% of the securities that you are offering.

3. Given the possibility that you will not raise enough to complete construction of the Blue Water Bar & Grill since there is no minimum amount for this best efforts offering, please discuss, to the extent material, the amounts of other funds that may be necessary to accomplish the specified purposes for which the proceeds are to be obtained, stating the amounts and sources of such other funds needed for each specified purpose and the sources thereof. Refer to Instruction 3 of Item 504 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Stickel at 202-551-3324 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Lisa Epperly, Esq.